Media Contact: Christy Lynch Voltaire Tel. +1 978 439 5407 christyl@voltaire.com	Investor Relations Contact: Ehud Helft / Fiona Darmon CCGK Investor Relations Tel. +1 617 418 3096 / +1 646-797-2868 info@gkir.com

VOLTAIRE ANNOUNCES RESULTS OF 2008 ANNUAL MEETING OF SHAREHOLDERS

BILLERICA, Mass. and HERZELIYA, Israel -- July 1, 2008 - Voltaire Ltd. (NASDAQ: VOLT) (the “Company”) today announced the results of its Annual Meeting of Shareholders held on June 30, 2008, at the offices of the Company at 9 Hamenofim Street, Building A, Herzeliya, Israel.

At the Annual Meeting of Shareholders, the shareholders adopted the following resolutions:

(1)	to elect Mr. Yoram Oron, Mr. Nechemia (Chemi) J. Peres and Mr. Eric Benhamou, as Class I directors, each to serve for a three-year term, pursuant to the Articles of Association of the Company;

(2)	to approve the terms of a new compensation package with Mr. Miron (Ronnie) Kenneth, the Company's Chief Executive Officer and Chairman of the Board of Directors;

(3)
to approve the grant to Mr. Miron (Ronnie) Kenneth, as of the date of the Annual Meeting (the "Grant Date"), of options to purchase 100,000 ordinary shares of the Company under the Company's 2007 Incentive Compensation Plan, at an exercise price equal to the closing price of the Company’s ordinary shares on the Grant Date;

(4)	to increase the number of shares reserved for issuance under the Company’s 2007 Incentive Compensation Plan by 400,000 shares;

(5)	to approve an amendment to the Company's Non-Employee Director Compensation Plan;

(6)
to approve the reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd., as the Company's independent registered public accounting firm for the year ending December 31, 2008 and until the 2009 annual meeting of shareholders, and to authorize the Board of Directors, upon recommendation of the audit committee, to determine their annual compensation.

Shareholders of record as of the close business on May 30, 2008 were entitled to vote at the meeting. A total of 12,524,466 shares, representing approximately 60% of the Company’s total outstanding shares were represented at the meeting.

About Voltaire

Voltaire Ltd. (NASDAQ: VOLT) designs and develops server and storage switching and software solutions that enable high-performance grid computing within the data center. Voltaire refers to its server and storage switching and software solutions as the Voltaire Grid BackboneTM. Voltaire's products leverage InfiniBand technology and include director-class switches, multi-service switches, fixed-port configuration switches, Ethernet and Fibre Channel routers and standards-based driver and management software. Voltaire's solutions have been sold to a wide range of end customers including governmental, research and educational organizations, as well as enterprises in the manufacturing, oil and gas, entertainment, life sciences and financial services industries.

Founded in 1997, Voltaire Ltd. is headquartered in Herzeliya, Israel, and has its U.S. headquarters in Billerica, Massachusetts. More information about Voltaire is available at www.voltaire.com.